October 24, 2013

Via EDGAR and Federal Express

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:	Retrophin, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 16, 2013
CIK No. 0001438533

Dear Mr. Riedler:

Set forth below is the response on behalf of Retrophin, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 11, 2013 (the “Comment Letter”) concerning the referenced Amendment No. 1 to Draft Registration Statement on Form S-1 which was originally filed with the Commission on September 16, 2013.  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

We are providing to you under separate cover two copies of Amendment No. 2 to the above-referenced Draft Registration Statement on Form S-1, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

General

1.	Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

We have included exhibits 5.1 and 23.1 in the filing.

2.
Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note that we may have comments regarding this material.

We do not intend to include any images other than those that already appear in the filed Draft Registration Statement.  We have attached the images that appear in the Draft Registration separately for your review.

Jeffrey P. Riedler
Securities and Exchange Commission
October 24, 2013

3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We agree to provide the Staff with copies of all written communications that are presented to potential investors in reliance on Section 5(d) of the Securities Act and research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer participating in the offering. To date, no such communications or other materials have been presented to potential investors. To our knowledge, no such research reports about the Company have been published or distributed by third parties.

Form 8-K Item 4.02 filed September 16, 2013

4.
We note your disclosure of errors found in your Form 10-K (FYE 12/31/12) filed on June 13, 2013 and the filing of Form 10-K Amendment 1 on September 16, 2013.  Please provide disclosure of the errors and amendment in your next Form S-1 DRS amendment and state that similar corrections have been made in this filing.

We have revised the disclosure as requested.

Cover Page

5.
We note your disclosure that your common stock is listed for quotation on the OTC Market under the symbol RTRX.  Please specify the tier of the OTC Markets on which your common stock is listed (i.e., the OTCQB).

We have revised the disclosure as requested.

Overview, page 1

6.	Please define the terms focal segmental glomerulosclerosis and pantothenate kinase-associated neurodegeneration.

We have revised the disclosure as requested.

Organizational Background, page 1

7.	Please expand the discussion to indicate when and where former Retrophin was organized and the extent of its activities prior to the merger.

Jeffrey P. Riedler
Securities and Exchange Commission
October 24, 2013

We have revised the disclosure as requested.

Implications of Being an Emerging Growth Company, page 2

8.
Please reconcile the disclosure on this page with your disclosure on page 41 that you do plan to avail yourself of the extended transition period for complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act.

We have revised the disclosure as requested.

Risk Factors

“Product liability lawsuits against us could cause use to incur substantial liabilities...,” page 5

9.	Please quantify the dollar amount of your product liability insurance in this risk factor.

We have revised the disclosure as requested.

“We will need substantial additional funding and may be unable to raise capital...,” page 6

10.
We note your proposed acquisition of Transcept Pharmaceuticals.  Please expand the discussion in this risk factor and where appropriate in the prospectus to address this proposed expenditure and its impact on your proposed business, operations and financial condition.  We may have additional comments.

We have revised the disclosure as requested.

“If we are unable to obtain and maintain patent protection...,” page 8

11.
We note you state that changes in the interpretations of patent laws “may diminish the value of our intellectual property or narrow the scope of our patent protection.”  Please identify any of your licensed or owned patents that may be vacated or adversely affected by the U.S. Supreme Court decision in Association for Molecular Pathology v. Myriad Genetics, Inc.

We do not believe that any of our licensed or owned patents would be vacated or materially adversely affected under the current interpretation of Myriad.

“Our future success depends on our ability to retain our chief executive officer...,” page 15

12.	Please disclose in this risk factor, if true, that you do not have an employment agreement with Mr. Shkreli and that he is employed by the company on an at-will basis.

We are in the process of negotiating an employment agreement with Mr. Shkreli and will file it as an exhibit to the registration statement once it is completed.

Jeffrey P. Riedler
Securities and Exchange Commission
October 24, 2013

“Initial results from pre-clinical and clinical studies...,” page 18

13.	Please define the term TAT-u-UTR the first time you use it.

We have revised the disclosure as requested.

Use of Proceeds, pages 32

14.
To the extent that you have an intended use for the proceeds from an offering, Regulation S-K Item 504 requires disclosure of the approximate dollar amount intended to be used for such purpose.  In this regard, we note your offer to acquire Transcept Pharmaceuticals.  If you intend that proceeds from the warrant exercise will be used in connection with the Transcept transaction, please disclose that fact here, along with any other specific uses you may have in mind.

We do not intend to use the proceeds from the warrant exercise in connection with the Transcept transaction.  In the event that the Transcept transaction is pursued, we will seek additional financing prior to consummation.  As disclosed in the Draft Registration Statement, any proceeds received from the warrant exercise will be used to fund our working capital and for general corporate purposes.

Liquidity and Capital Resources, pages 35-36

15.
Please identify the pharmaceutical company that is a party to the August 2013 agreement for the product for Autism and Schizophrenia, disclose the upfront fee and status of product development, and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.  Alternatively, please provide us with an analysis supporting your determination that the agreement is not material to the company.

As set forth in our Form 8-K filed on August 20, 2013, we entered into an exclusive negotiation to license a product to treat Autism and Schizophrenia pursuant to its terms and such term sheet is subject to confidentiality.  As such, we do not believe additional disclosure or inclusion of the agreement as an exhibit is required unless and until we enter into a definitive agreement.

16.
We note your disclosure that in the second quarter of 2013, you, Mr. Shkreli, and a related third party became parties to a series of settlement agreements involving up to $2,286,511, and that, despite the third party’s agreement to indemnify you, you have already paid $593,111 of the settlements in the second quarter on behalf of the third party and have outstanding liabilities of $1.69 million.  Please expand the discussion to disclose the identities of all parties involved, the terms of the settlement, and the underlying subject matter and circumstances.  Additionally, please file any related settlement agreements as exhibits to your registration statement and describe all material terms of those agreement.

Jeffrey P. Riedler
Securities and Exchange Commission
October 24, 2013

We disclosed the aggregate settlement amount in our MD&A and Footnotes to the Financial Statements in accordance with Accounting Standards Updated (“ASU”) 2013-04 “Obligations Resulting from Joint and Several Liability Arrangements for Which the Amount at the Reporting Date is Fixed” (“ASU 2013-04”). The Company measures obligations resulting from joint and several liability arrangements as the sum of the amount that the Company has (a) contractually agreed to pay, and (b) any additional amounts that the Company expects to pay on behalf of its co-obligors.  Based on our review of ASU 2013-04, we believe that we are required to disclose the amount of the settlements.  However, we believe that the underlying settlement agreements are not material and Rule 601 of Regulation S-K and the related rules do not require us to disclose or file as exhibits agreements which we believe are not material.  As such, we do not believe additional disclosure or inclusion of the agreements as exhibits to the registration statement is required.

Plan of Operation, page 38

17.
We note your expectation that you will spend approximately $14 to $16 million on clinical development and research and development activities and $5 to $6 million on general and administrative expenses.  Please clarify the basis for these expectations.

We have revised the disclosure as requested.

Description of Business

General, pages 42-43

18.
We note your reference here to a collaboration with St. Jude Children’s Research Hospital to develop RE-024.  If you have an agreement in place with St. Jude, please disclose so in this section, describe the agreement’s material terms, and file it as an exhibit to your registration statement.

We have revised the disclosure as requested and have attached the agreement as an exhibit to the registration statement.  We have filed a confidential treatment request with the Commission with respect to such agreement concurrently herewith.

19.
We note your disclosure on page 19 that you have filed and received clearance to begin a clinical study of RE-021 in FSGS.  Please disclose the date the IND for RE-021 was filed and the identity of the filer.

We have revised the disclosure as requested.

20.
We note your disclosure on page 43 that you believe “worldwide sales potential for Retrophin’s development stage products could exceed $1 billion per year.”  In light of the early stage of development of your product candidates, the uncertainty surrounding the regulatory and approval process, competing products, if any, and the potential market, please delete this statement.  Alternately, if you have a reasonable basis for this statement, please provide it.

Jeffrey P. Riedler
Securities and Exchange Commission
October 24, 2013

We have revised the disclosure as requested.

21.
We note you licensed RE-021 from Ligand Pharmaceuticals.  Please state how and from whom you obtained RE-001 and RE-024.  If the product candidates were licensed, please file the license agreements as exhibits and include a discussion of the material terms of any such agreements in the “Licenses and Royalties” section of the prospectus.  We may have additional comments.

RE-001 and RE-024 were created internally by the Company.  Accordingly, we have revised the disclosure to clarify such products’ internal development.

Our Strategy, page 43

22.	Please describe the “commercial infrastructure” you refer to in the first bullet in this section.

We have revised the disclosure as requested.

23.	Please explain how your specific capabilities are well suited to the orphan drug market and represent distinct competitive advantages.

We have revised the disclosure as requested.

24.
Please specifically clarify in this section that while you may request orphan-drug status from the FDA for your product candidates, you do not currently have any orphan-drug designated product candidates and the FDA may deny your request for such designation.

We have revised the disclosure as requested.

Industry Analysis, page 44

25.
We note your statement concerning the number of entities “pursuing the development of novel drugs that target the same diseases that we are seeking to treat.”  Please expand the discussion under “Competition” to identify the competing products and the stage of development of such products.

We have revised the disclosure as requested.

Competitive Strengths, page 44

26.
In view of your recent formation and stage of operations, please expand the discussion in the second paragraph to provide additional information concerning the nature and extent of your expertise in drug technologies, your small molecule technologies, and corporate culture.

Jeffrey P. Riedler
Securities and Exchange Commission
October 24, 2013

We have revised the disclosure as requested.

Research and Development Pipeline, pages 45-46

27.	Please define the following terms or phrases and explain their significance:

•	Angiotensin receptor blocker;

•	Endothelin receptor antagonist;

•	Proteinuria;

•	Glomerulonephritis;

•	Coenzyme A and its relation to the downregulation of the enzyme pantothenate kinase; and

•	“Charge of the dianion” that is “masked,” by pro-phosphates.

We have revised the disclosure as requested.

RE-021, page 45

28.	Please expand the discussion to address your Phase 2 clinical studies demonstrating safety and efficacy, including the number and nature of any adverse reactions.

We have revised the disclosure as requested.

29.
We note your disclosure that RE-021 acts as a selective ERA.  Please clarify what advantages you believe your product candidate has in this respect given the number of ERAs that have failed in clinical trials according to your discussion on page 45.

We have revised the disclosure as requested.

Licenses and Royalties, page 49

30.	Please expand your discussion of the Ligand license agreement to disclose all material terms, including the following:

•	the nature of any intellectual property transferred to you (e.g., patents);

•	the provisions of the agreement governing duration and termination;

•	the applicable royalty rate you may pay based on net sales of any commercialized product under the agreement;

Additionally, please disclose how Bristol-Meyers Squibb is involved in the agreement and any separate obligations of the registrant to Bristol-Meyers.

Jeffrey P. Riedler
Securities and Exchange Commission
October 24, 2013

We have revised the disclosure as requested.  Please note that we did not include terms of the agreement that were subject to the confidential treatment granted by the Commission to Ligand on June 7, 2012 with respect to their filing of the agreement as Exhibit 10.1 to Ligand’s 10-Q filed on May 4, 2012.  We have filed a confidential treatment request with the Commission with respect to such agreement concurrently herewith.

31.
We note that portions of Exhibit 10.3 have been redacted and some of the redacted information has been disclosed in the prospectus.  We also note no request for confidential treatment for this exhibit has been submitted or granted.  Please promptly file an application for confidential treatment for this exhibit or file an unredacted copy of the agreement as an exhibit.  Also, please note that all outstanding issues on such application must be resolved prior to effectiveness of the registration statement.

We have filed a confidential treatment request with the Commission with respect to such agreement concurrently herewith.

Intellectual Property, page 49

32.	Please clarify the following matters regarding your intellectual property in your disclosure:

•	the number of issued and pending patents covering RE-021, RE-024, and RE-001, respectively;

•	the expiration dates of the most significant patents in the RE-024 and RE-001 portfolios;

•	the type of patent protection (e.g., composition, method of use) covering each product candidate, including the issued patent covering RE-021 already discussed; and

•	the applicable jurisdictions covered by each patent.

We have revised the disclosure as requested.

Government Regulations

FDA Process, pages 52-53

33.	Please explain the FDA’s orphan products designation in this section, including its significance and the process by which the FDA may grant or deny orphan drug status.

We have revised the disclosure as requested.

Management, page 56

34.
We note your disclosure on page 15 that Mr. Shkreli has “significant pharmaceutical industry experience.”  Please clarify what specific experience Mr. Shkreli has in the pharmaceutical industry in his management biography in this section.  If Mr. Shkreli’s experience is limited to investing in biopharmaceutical companies, please qualify your statement in the risk factor accordingly.

Jeffrey P. Riedler
Securities and Exchange Commission
October 24, 2013

We have revised the disclosure as requested.

Executive Compensation, page 58

35.
Please expand the narrative description to discuss the material factors necessary to an understanding of the information disclosed in the table.  Specifically, please discuss all material terms of the compensation arrangement with Mr. Shkreli, and separately describe the reasons for the amounts of Mr. Shkreli’s 2012 bonus and stock awards.  See Item 402(o) of Regulation S-K.

We have revised the disclosure as requested.

Principal and Selling Stockholders, pages 63-64

36.	To the extent this information is not already provided for each listed entity, please disclose the natural person or persons with voting or investment control over the shares.

We have revised the disclosure as requested.

Unaudited Financial Statements

For the Six Months Ended June 30, 2013

Statement of Changes in Stockholders’ Deficit, page F-4

37.	Tell us how you computed the 2,585,583 number of “Shares outstanding at time of reverse merger date December 12, 2012” as shown on the statement.

We computed the number of shares outstanding as follows: (i) 2,500,000 shares issued pursuant to a court order issued by the District Court of Washington County, Oklahoma, dated December 10, 2012, in connection with the conversion of a $25,000 convertible note, plus (ii) 106,695 shares outstanding of Desert Gateway as of November 30, 2012 (as reported in the Company’s 10-Q for the period ended November 30, 2012 minus (iii) 21,112 shares that were cancelled.

Notes to Unaudited Financial Statements

Note 7.  License Agreement, page F-10

38.
It appears that through June 30, 2013, you have paid Ligand $4.1 million to date for the license rights to certain compounds.  As none of these compounds represent products that could be submitted to FDA for approval, please tell us, citing specific authoritative literature, your basis for capitalizing a portion of the costs and expensing a portion.

Jeffrey P. Riedler
Securities and Exchange Commission
October 24, 2013

We relied upon the following authoritative guidance in the Accounting Standards Codification in determining how to record the payments to Ligand:

ASC Section	Section Title	Sub Section	Subsection Title	Par.	Guidance
350	Intangible Assets-Goodwill and Other	30	General Intangibles Other than Goodwill	25-4
“Intangible assets that are acquired individually or with a group of assets in a transaction other than a business combination or an acquisition by a not-for-profit entity may meet asset recognition criteria in FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, even though they do not meet either the contractual-legal criterion or the separability criterion (for example, specially-trained employees or a unique manufacturing process related to an acquired manufacturing plant). Such transactions commonly are bargained exchange transactions that are conducted at arm’s length, which provides reliable evidence about the existence and fair value of those assets. Thus, those assets shall be recognized as intangible assets.”

805	Business Combinations	20	Identifiable Assets and Liabilities, and Any Noncontrolling Interest	55-3
“The separability criterion means that an acquired intangible asset is capable of being separated or divided from the acquiree and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability. An intangible asset that the acquirer would be able to sell, license, or otherwise exchange for something else of value meets the separability criterion even if the acquirer does not intend to sell, license, or otherwise exchange it.”

805	Business Combinations	20	Identifiable Assets and Liabilities, and Any Noncontrolling Interest	55-44 55-45
Trade Secrets Such as Secret Formulas, Processes, Recipes #

“A trade secret is “information, including a formula, pattern, recipe, compilation, program, device, method, technique, or process that (1) derives independent economic value, actual or potential, from not being generally known and (2) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy”

“If the future economic benefits from a trade secret acquired in a business combination are legally protected, that asset meets the contractual-legal criterion. Otherwise, trade secrets acquired in a business combination are identifiable only if the separability criterion is met, which is likely to be the case”

805	Business Combinations	50	Related Issues	25-1
“Assets commonly are acquired in exchange transactions that trigger the initial recognition of the assets acquired and any liabilities assumed. If the consideration given in exchange for the assets (or net assets) acquired is in the form of assets surrendered (such as cash), the assets surrendered shall be derecognized at the date of acquisition. If the consideration given is in the form of liabilities incurred or equity interests issued, the liabilities incurred and equity interests issued shall be initially recognized at the date of acquisition.

805	Business Combinations	50	Related Issues	30-2
“Asset acquisitions in which the consideration given is cash are measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition. However, if the consideration given is not in the form of cash (that is, in the form of noncash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.”

Jeffrey P. Riedler
Securities and Exchange Commission
October 24, 2013

Our sublicense agreement with Ligand specifically provides us with the rights for the global development, manufacture, and commercial utilization of certain compounds, for any and all medical applications.  We purchased this license in a bargained exchange transaction that we conducted at arm’s length with an unrelated party. ASC 305 states that “Intangible assets that are acquired individually or with a group of assets in a transaction other than a business combination or an acquisition by a not-for-profit entity may meet asset recognition criteria in FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises.”

The Ligand Agreement provides us with broad and exclusive rights to use a technology based intangible that is legally protected, separable, and has a stand-alone value independent of us or any other holder. In our deliberations of the accounting treatment for this license we specifically considered the nature of the license, our rights to its use and whether the license itself meets the legal contractual and/or separability criterion described in ASC 805 “Business Combinations.”

The specific technology licensed to us under this agreement is known as DARA. DARA acts as an angiotensin receptor blocker (ARB) and an endothelin receptor antagonist (ERA). This technology is fully developed, protected by issued patents and pending patent applications. The technology is the product of a long-term development effort that cannot be replicated.  The DARA technology embodies unique know-how, including all biological, chemical, pharmacological, toxicological, clinical, manufacturing assay and related data. This technology is also not generally known.  We are initially using the DARA technology to develop RE-021. Under ASC 805, intangible assets whose future economic benefits are legally protected are deemed to have met the legal contractual criteria and would therefore be accounted for as a separately identifiable intangible asset.

In addition to the above, the technology has a stand-alone value that makes it capable of being separated or divided from us or any other acquirer. The technology can be sold, transferred, licensed, rented, or exchanged either individually or together with a related contract, identifiable asset, or liability. We believe that our purchase of the license and the fact that we or any other market participant in possession of this license or a similar type of license would be able to sell, license, or otherwise exchange this technology for something else of value, provides evidence of its separability.

Further, the licensed technology could have use in other stand-alone broad applications outside of our initial intended use for FSGS, including hypertension and other nephrotic conditions. In connection with the acquired rights, we also acquired the right to enter into future sub-license agreements and have the right to transfer/sell this right to other third parties. Accordingly, our right to enter into sub-license agreements could be divided from our other assets and independently sold. Consequently, this right meets the separability criterion specified in ASC 805-20-55-3 (e.g. it is an acquired intangible asset that is capable of being licensed).

Jeffrey P. Riedler
Securities and Exchange Commission
October 24, 2013

We capitalized $2.3 million of the $4.1 million paid to Ligand because that was the fixed minimum amount we were obligated to pay, irrespective of the timing of the payments, certain elections we made to revise the payment terms or future events that are unrelated to the use of the technology.  The $2.3 million of fixed minimum payments were made in two installments of $1,150,000 each and were originally due on February 13, 2012 and August 30, 2012, respectively. We paid an additional $250,000 in cash in February 2013 as a fee to extend the second payment date from August 30, 2012 to February 2013. Accordingly, this fee was expensed as a charge to operations because it exceeded the fixed minimum and was associated with our payment terms as opposed to the use of the technology.  The remaining $1,550,000 that we paid was the dollar equivalent of the fair value of shares issued to Ligand, which was expensed because it was earned and paid based on our completion of an “exit” transaction, a milestone unrelated to our use of the technology. The definition of an exit transaction included a reverse merger of us into an existing public company which we completed in December 2012.

Note 9.  Related Party Transactions, page F-11

39.	Disclose the nature of the relationships with each related party as required by ASC 85010-50-1a.

We have revised the disclosure as requested.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please feel free to call me at (212) 940-6383.

Sincerely,

/s/ Evan L. Greebel, Esq.
Evan L. Greebel, Esq.

Enclosures

cc: Martin Shkreli, CEO
Marc Panoff, CFO